AMENDMENT

TO

CUSTODY AGREEMENT

This Amendment (“Amendment”) is made as of the 1st day of January, 2018, by and between Manning & Napier Fund, Inc. (the “Fund”) and THE BANK OF NEW YORK MELLON (“BNY Mellon”).

BACKGROUND:

A.

BNY Mellon and the Fund entered into a Custody Agreement dated as of March 6, 2015 (the “Agreement”) relating to BNY Mellon’s provision of custody services to the Fund on behalf of its Portfolios (each a “Portfolio”).

B.	The parties desire to amend the Agreement as set forth herein.

TERMS:

The parties hereby agree that:

1.	Section 1.1 of the Agreement is hereby amended and supplemented by adding the following Definitions:

“”Economic Sanctions Compliance Program” shall mean those programs, policies, procedures and measures designed to ensure compliance with, and prevent violations of, Sanctions.

“Sanctions” shall mean all economic sanctions, laws, rules, regulations, executive orders and requirements administered by any governmental authority of the U.S. (including the U.S. Office of Foreign Assets Control), and the European Union (including any national jurisdiction or member state thereof), in addition to any other applicable authority with jurisdiction over the Fund.

2.	Section 8 of the Agreement is hereby amended and supplemented by adding the following new subsection:

“8.8      Sanctions.

(a)        Throughout the term of this Agreement, the Fund (i) shall maintain, and comply with, an Economic Sanctions Compliance Program which includes measures to accomplish effective and timely scanning of all relevant data with respect to its clients and with respect to incoming or outgoing assets or transactions; (ii) shall ensure that neither the Fund nor any of its affiliates, directors, officers, employees or clients (to the extent such clients are covered by this Agreement) is an individual or entity that is, or is owned or controlled by an individual or entity that is: (A) the target of Sanctions, or (B) located, organized or resident in a country or territory that is, or whose government is, the target of Sanctions; and (iii) shall not, directly or indirectly, use the Accounts in any manner that would result in a violation of Sanctions.

(b)    The Fund will promptly provide to the Custodian such information as the Custodian reasonably requests in connection with the matters referenced in this Section 8.8, including information regarding the Accounts, the assets held or to be held in the Accounts, the source thereof, and the identity of any individual or entity having or claiming an interest therein. The Custodian may decline to act or provide services in respect of any Account, and take such other actions as it, in its reasonable discretion, deems necessary or advisable, in connection with the matters referenced in this Section 8.8. If the Custodian declines to act or provide services as provided in the preceding sentence, except as otherwise prohibited by applicable law or official request, the Custodian will inform the Fund as soon as reasonably practicable.

3.	Section 9.1 of the Agreement is hereby deleted and replaced in its entirety with the following:

“9.1    Standard of Care. Custodian shall be liable to the Fund (or any person or entity claiming through or for the Fund) for any loss, cost, expense and damages the recovery of which is not otherwise excluded by another provision of this Agreement only to the extent caused by the intentional misconduct, reckless disregard or negligence of Custodian.”

4.	Section 9.2 of the Agreement is hereby amended and supplemented by adding a new subsection “c” as set forth below and re-lettering the remainder of the section accordingly:

“”c.    The Custodian’s maximum aggregate cumulative liability to the Fund and all persons or entities claiming through the Fund, considered as a whole, for all loss, cost, expense and damages the recovery of which is not otherwise excluded by another provision of this Agreement shall not exceed the fees actually paid to BNY Mellon by the Fund for services provided hereunder during the thirty-six (36) months immediately prior to the date of the occurrence of the event or circumstance, or first in a series of events or circumstances, causing such loss, cost, expense or damage (“Liability Cap”); provided, however, the foregoing limitation shall not apply with respect to a Loss to the extent it results from a fraudulent act or the willful misconduct of the Custodian or its employees. In the event a maximum aggregate cumulative liability pursuant to this Section 9.2(c) must be calculated in connection with an event or circumstance occurring during the Initial Term of this Agreement, fees paid under this Agreement for the portion of the thirty-six-month Liability Cap calculation period that services were provided under this Agreement shall be used in such calculation.”

5.	The first sentence in Section 10.2(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

“This Agreement shall continue, unless validly terminated pursuant to this Section 10.2 prior thereto, through December 31, 2021 (the “Initial Term”).”

6.	Miscellaneous.

(a)	Capitalized terms not defined in this Amendment shall have the same meanings as set forth in the Agreement. In the event of a conflict between the terms hereof and the Agreement, this Amendment shall control.

(b)	As hereby amended and supplemented, the Agreement shall remain in full force and effect.

(c)

The Agreement, as amended hereby, constitutes the complete understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto.

(d)

This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The facsimile signature of any party to this Amendment shall constitute the valid and binding execution hereof by such party.

(e)	This Amendment shall be governed by the laws of the State of New York, without regard to its principles of conflicts of laws.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers designated below on the date and year first above written.

MANNING & NAPIER FUND, INC.

By: /s/ Elizabeth Craig
Name: Elizabeth Craig
Title: Corporate Secretary

THE BANK OF NEW YORK MELLON

By: /s/ Robert C. Jordan
Name: Robert C. Jordan
Title: Managing Director